UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EVOFEM BIOSCIENCES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

30048L104

(CUSIP Number)

JUNE 30, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30048L104

1	Name of Reporting Person Todd Stewart Cox
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,919,866
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,919,866

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,919,866
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.29% (1)(2)
12	Type of Reporting Person IN

(1)

Based on 42,200,000 shares of common stock, par value $0.0001 per share, of Evofem Biosciences, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of May 25, 2022 (see Exhibit 99.1 to Issuer’s Current Report on Form 8-K filed on May 26, 2022).

(2)	Includes 3,919,866 shares of common stock held in a joint account with Mr. Cox’s spouse, Kathy Overstreet Cox.

CUSIP No. 30048L104

1	Name of Reporting Person Kathy Overstreet Cox
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,919,866
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,919,866

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,919,866
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.29% (1)(2)
12	Type of Reporting Person IN

(1)

Based on 42,200,000 shares of common stock, par value $0.0001 per share, of the Issuer issued and outstanding as of May 25, 2022 (see Exhibit 99.1 to Issuer’s Current Report on Form 8-K filed on May 26, 2022).

(2)	Includes 3,919,866 shares of common stock held in a joint account with Mrs. Cox’s spouse, Todd Stewart Cox.

CUSIP No. 30048L104

Item 1(a).	Name of issuer:

Evofem Biosciences, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

Item 2(a).	Names of persons filing:

Todd Stewart Cox

Kathy Overstreet Cox

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person:

320 Creek Crossing Drive

Georgetown, TX 78628

Item 2(c).	Citizenship:

Todd Stewart Cox: United States

Kathy Overstreet Cox: United States

Item 2(d).	Title of class of securities:

Common stock, par value $0.0001 per share, of Evofem Biosciences, Inc.

Item 2(e).	CUSIP number:

30048L104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of the attached cover pages is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2022

Todd Stewart Cox

By:	/s/ Todd Stewart Cox
Name: Todd Stewart Cox

Kathy Overstreet Cox

By:	/s/ Kathy Overstreet Cox
Name: Kathy Overstreet Cox

Index to Exhibits

Exhibit No.	Exhibit

99.1	Joint Filing Agreement